UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

For the month of March, 2003

                     ART Advanced Research Technologies Inc.
                 (Translation of registrant's name into English)

       2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4 Canada
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F  |X|                     Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

         Yes      |_|                       No       |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes      |_|                       No       |X|

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes    |_|                         No      |X|

      This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the "Company"), as filed with the Canadian Securities Authorities:

      1. Press Release dated March 19, 2003 announcing the results for the third quarter ended January 31, 2003 of the fiscal year ending April 30, 2003; and

      2. Interim Financial Statements for the three and nine-month period ended January 31, 2003.

[Form 6-K Signature Page]

            Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    ART ADVANCED RESEARCH TECHNOLOGIES INC.
                                    (Registrant)


                                    By: (s) Sebastien Gignac
                                       -----------------------------------------
                                       Name: Sebastien Gignac
                                       Title: Vice President, Corporate Affairs,
                                              Secretary and General Counsel

Dated: November 24, 2003.

[LOGO] ART

PRESS RELEASE
FOR IMMEDIATE RELEASE                                                   TSX: ARA
--------------------------------------------------------------------------------

Third Quarter of Fiscal 2003:

        ART Optimizes its Products and Strengthens its Financial Position

Montreal, March 19, 2003 - During the quarter ended January 31, 2003, ART Advanced Research Technologies Inc. ("ART") (TSX: ARA), a leading developer of optical imaging technologies for the detection of disease and the study of biological phenomena in living systems, took key steps toward the marketing of its two major products.

SoftScan(R), an optical imaging device designed to detect and diagnose breast cancer, is undergoing trials at the Royal Victoria Hospital, affiliated with the McGill University Health Centre in Montreal. Engineering optimization studies are in progress and advancing on schedule. The second device, SAMI(TM) (Small Animal Molecular Imager), which is used to observe physiological changes in laboratory animals and thereby accelerate the development of new drugs, has undergone conclusive beta testing with a world-class pharmaceutical company. In the coming months, ART will pursue similar tests with two other large pharmaceutical companies. The Company plans to market this device within the current calendar year.

On the corporate level, ART closed during its third quarter the private placements of OppenheimerFunds, Serge Huot and General Electric Company, which yielded gross proceeds of US$7.5 million. Shortly after the end of the quarter, ART also announced changes to its Board of Directors: Benoit La Salle succeeded Bernard Allaire as Chairman of the Board and Jacques Courville was appointed Director of the Company.

SoftScan(R): On Track to Begin Tissue Characterization Studies

Engineering optimization studies are advancing on schedule at the McGill University Health Centre. This pre-clinical phase paves the way for the tissue characterization studies that will begin in the Spring. "Clinical trials will be conducted on a number of patients of all ages to guarantee the clarity of the diagnosis, whatever the features of the mammary tissues examined. We are currently in negotiation with several hospitals to prepare for this clinical trial phase," indicated Dr. Yvan Cote, ART's new Director of Clinical Research. Having previously held a similar position at Adaltis Inc. (formerly BioChem ImmunoSystems), Dr. Cote brings extensive expertise that will ensure the efficient running of the SoftScan(R) clinical trials.


                                                                           .../2

SAMI(TM): Marketing in 2003

ART has developed a device to be used to monitor the efficacy of new pharmaceutical drugs in laboratory animals. This innovative device proved very effective during testing by a major pharmaceutical company. Two other large pharmaceutical companies have also made a commitment to test SAMI(TM) in March 2003. Since this device will be sold for the purpose of research on small laboratory animals, no health regulatory authorizations will be required for its marketing. "In the coming months, we plan to optimize its effectiveness and to conclude distribution agreements in order to bring SAMI(TM) to market by the Fall of 2003," stated Micheline Bouchard, the Company's President and Chief Executive Officer.

Financial Results (in U.S. dollars)

During the third quarter ended January 31, 2003, ART earmarked $1.8 million for research and development, compared with $920,000 in the corresponding quarter of the previous fiscal year. This increase is attributable to the manufacture of six SoftScan(R) prototypes and four SAMI(TM) prototypes. Owing to tight control, selling, general and administrative expenses amounted to $722,000, down from $786,000 in the third quarter of 2002. Operating costs rose from $1.8 million in the third quarter of 2002 to $2.5 million for the quarter ended January 31, 2003.

ART has granted share purchase warrants to General Electric Company ("GE") as part of its strategic alliance agreement. Pursuant to the application of the CICA's new section on stock-based compensation, a non-cash amount of $718,000 was charged to earnings in the third quarter of 2003. Other charges of $750,000 in consideration of services rendered under this same agreement were also recorded during the quarter. Accordingly, ART closed the third quarter with a net loss of $3.7 million or $0.14 per share, compared with a net loss of $2.1 million or $0.10 per share for the corresponding quarter of 2002. Were it not for the non-recurring expenses associated with the transaction with GE, the net loss per share would have amounted to $0.08 in the third quarter of the current fiscal year.

Financial Position (in U.S. dollars)

As at January 31, 2003, ART had cash and cash equivalents of $7.4 million. This does not account for restricted cash and government assistance receivable for a total of $1.2 million. After taking current operations into account, these funds will provide the Company with cash resources for a period of 17 to 19 months. In addition, GE purchased 2.5 million shares of ART for a total consideration of $3.0 million. GE may also exercise its share purchase warrants which would represent a total additional investment in the Company of up to almost $2.9 million.


                                                                           .../3

"We are pleased with the progress made in executing our business plan. We have two promising products, one that will be marketed very shortly," stated Ms. Bouchard. "ART has a solid technological platform, including numerous patents and an exclusive worldwide licence to the optical imaging of tissues using time domain technology. We are gradually creating value for the Company's shareholders. To ensure this value is recognized and understood, we are proud to have retained the services of Renmark Financial Communications to strengthen the Company's communications and raise its profile in the financial community," concluded Micheline Bouchard ART's President and Chief Executive Officer.

THE COMPANY WILL HOLD A CONFERENCE CALL THIS MORNING AT 8:30 a.m.

TO PARTICIPATE, PLEASE DIAL 1-800-273-9672.

To listen to the recording, please dial: 1-800-408-3053 (code: 1390409).

The monetary amounts appearing in this press release are in U.S. dollars, unless indicated otherwise.

ART Advanced Research Technologies Inc. is involved in the research, design, development and marketing of optimal imaging technologies used in the detection of anomalies in the biomedical sector. ART is in the process of bringing to market an optical imaging device designed to detect and diagnose breast cancer. To be marketed under the trademark SoftScan(R), this device uses time domain imaging technology capable of generating once undetectable key information. ART is also working on the development of a novel proprietary molecular imaging technology designed to characterize, visualize and measure cellular and molecular processes and pathways. Finally, it has developed and is about to market a product that will accelerate the development of new drugs. ART's shares are listed on the TSX under the ticker symbol ARA.

Forward-looking statements contained in this press release involve known and unknown risks, uncertainties or other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.


                                     - 30 -

For more information:

ART Advanced Research Technologies Inc.
Jacques Bedard: jbedard@art.ca
Senior Vice President Corporate Services and Chief Financial Officer Sebastien Gignac: sgignac@art.ca
Vice President, Corporate Affairs and Secretary
Tel.: 514-832-0777; www.art.ca

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Media - Dominic Sicotte: dsicotte@renmarkfinancial.com
Tel.: 514-939-3989; www.renmarkfinancial.com

Simard Hamel Communications
Jean-Marc Simard, ext. 15: j.m.simard@shc.ca
Josee-Michelle Simard, ext. 13: josee-michelle.simard@shc.ca
Tel.: 514-287-9811

ART Advanced Research Technologies Inc.
Consolidated Balance Sheets
(in thousand of U.S. dollars )

================================================================================

----------------------------------------------------------------------------------------------------------------------
                                                                                    January 31, 2003    April 30, 2002
                                                                                       (Unaudited)         (Audited)
ASSETS
Current assets
     Cash                                                                             $        431        $        681
     Term deposits, 1.25% to 2.35%, maturing from February 2002 to April 2003                5,769                 191
     Commercial paper, 2.78%, maturing in February 2003                                      1,187                  --
     Commercial paper, 1.95%, maturing in May 2002                                              --                  16
     Commercial papers, 2.15% to 2.35%, maturing from June to August 2002                       --               2,224
     Accounts receivable                                                                       110                 188
     Government assistance receivable                                                          700                 276
     Inventories                                                                                --               1,067
     Prepaid expenses                                                                           56                  49
                                                                                      ------------        ------------
                                                                                             8,253               4,692
                                                                                      ------------        ------------

Fixed assets                                                                                   378                 455
                                                                                      ------------        ------------
Other assets
     Restricted cash                                                                           557                  --
     Deposits                                                                                   11                  12
     Patents                                                                                   991                 956
                                                                                      ------------        ------------
                                                                                             1,559                 968
                                                                                      ------------        ------------
                                                                                      $     10,190        $      6,115
                                                                                      ============        ============
LIABILITIES
Current liabilities
     Accounts payable and accrued liabilities                                         $      1,692        $      1,501
     Income tax payable                                                                        324                  --
                                                                                      ------------        ------------
                                                                                             2,016               1,501
                                                                                      ------------        ------------
SHAREHOLDERS' EQUITY
Capital stock and share purchase warrants                                                   56,266              48,045
Deficit                                                                                    (47,156)            (42,309)
Cumulative translation adjustments                                                            (936)             (1,122)
                                                                                      ------------        ------------
                                                                                             8,174               4,614
                                                                                      ------------        ------------
                                                                                      $     10,190        $      6,115
                                                                                      ============        ============

The accompanying notes are an integral part of the consolidated financial statements.

ART Advanced Research Technologies Inc.
Consolidated Loss and Deficit
(in thousand of U.S. dollars except per share amounts )

================================================================================

                                                                  Three months ended                     Nine months ended
------------------------------------------------------------------------------------------------------------------------------------
                                                          January 31, 2003    January 31, 2002    January 31, 2003  January 31, 2002
                                                                      (Unaudited)                            (Unaudited)
 Revenues                                                   $           --     $           --      $           --    $           --
                                                            --------------     --------------      --------------    --------------

 Operating expenses
     Research and development expenses                               1,781                920               4,079             5,072
     Selling, general and administrative expenses                      722                786               2,069             2,577
     Amortization expense                                               35                 49                 102               147
                                                            --------------     --------------      --------------    --------------
                                                                     2,538              1,755               6,250             7,796
                                                            --------------     --------------      --------------    --------------

 Operating loss                                                     (2,538)            (1,755)             (6,250)           (7,796)
 Interest expense                                                       --                 (3)                 --                (5)
 Interest income                                                        31                 61                  69               167
 Foreign exchange gain or (loss)                                      (138)               (39)                 (4)              194
 Other expenses (note 6)                                            (1,468)                --              (1,468)               --
                                                            --------------     --------------      --------------    --------------
 Loss from continuing operations before tax                         (4,113)            (1,736)             (7,653)           (7,440)
 Tax saving                                                            421                 --                 986                --
                                                            --------------     --------------      --------------    --------------
 Loss from continuing operations                                    (3,692)            (1,736)             (6,667)           (7,440)
 Discontinued operation profit or (loss) (including the
 disposal gain of $4,330), (net of tax) (note 4)                        --               (328)              2,517            (1,206)
                                                            --------------     --------------      --------------    --------------
 Net loss                                                   $       (3,692)    $       (2,064)             (4,150)           (8,646)
                                                            ==============     ==============

 Deficit, beginning of year                                                                                42,309            30,405
 Share issue expenses                                                                                         697             1,027
                                                                                                   --------------    --------------
 Deficit, end of period                                                                            $       47,156    $       40,078
                                                                                                   ==============    ==============

Basic and diluted earnings or (loss) per share

    continuing operations                                   $        (0.14)    $        (0.08)     $        (0.30)   $        (0.37)
                                                            ==============     ==============      ==============    ==============

    discontinued operation                                  $           --     $        (0.02)     $         0.11    $        (0.06)
                                                            ==============     ==============      ==============    ==============

Basic and diluted of net loss per share                     $        (0.14)    $        (0.10)     $        (0.19)   $        (0.43)
                                                            ==============     ==============      ==============    ==============

 Weighted average number of shares outstanding                  26,242,276         20,472,591          22,433,354        20,043,004
                                                            ==============     ==============      ==============    ==============

 Number of shares outstanding, end of period                    26,673,341         20,492,591          26,673,341        20,492,591
                                                            ==============     ==============      ==============    ==============

The accompanying notes are an integral part of the consolidated financial statements.

ART Advanced Research Technologies Inc.
Consolidated Cash Flows
(in thousand of U.S. dollars )

================================================================================

                                                                   Three months ended                    Nine months ended
------------------------------------------------------------------------------------------------------------------------------------
                                                           January 31, 2003  January 31, 2002    January 31, 2003   January 31, 2002
                                                                      (Unaudited)                            (Unaudited)
OPERATING ACTIVITIES
Net loss (note 6)                                             $   (3,692)        $   (2,064)        $   (4,150)        $   (8,646)
Non-cash item
    Amortization expense                                              35                 49                102                147
   Other expenses (note 6)                                           718                 --                718                 --
Decrease (increase) in current assets                                                                       --
    Accounts receivable                                                6                (68)                68                159
    Government assistance receivable                                (179)               612               (405)               446
    Inventories                                                       --                 (1)                --                (25)
    Prepaid expenses                                                  39               (103)                (6)               (65)
Increase (decrease) in current liabilities
    Accounts payable and accrued liabilities                          35               (988)               140             (1,575)
    Income tax payable                                              (421)                --               (986)                --
                                                              ----------         ----------         ----------         ----------
Cash flows from continuing operating activities                   (3,459)            (2,563)            (4,519)            (9,559)
Cash flows form discontinued operating activity                       --                229             (3,028)               384
                                                              ----------         ----------         ----------         ----------
Cash flows from operating activities                              (3,459)            (2,334)            (7,547)            (9,175)
                                                              ----------         ----------         ----------         ----------
INVESTING ACTIVITIES
Decrease (increase) of short-term investments                        193               (221)             2,239              4,949
Increase in fixed assets                                             (13)               (22)               (32)              (108)
Increase in other assets                                             (34)               (12)              (610)              (238)
                                                              ----------         ----------         ----------         ----------
Cash flows from continuing investing activities                      146               (255)             1,597              4,603
Cash flows from discontinued investing activity                       --                 --              5,500                 93
                                                              ----------         ----------         ----------         ----------
Cash flows from investing activities                                 146               (255)             7,097              4,696
                                                              ----------         ----------         ----------         ----------
FINANCING ACTIVITIES
Decrease (increase) in deferred charges                               --                 22                 --                 27
Share issue                                                        7,500                  6              7,503              9,523
Share issue expenses                                                (697)               (24)              (697)            (1,027)
                                                              ----------         ----------         ----------         ----------
Cash flows from financing activities                               6,803                  4              6,806              8,523
                                                              ----------         ----------         ----------         ----------

Net increase (decrease) in cash and cash equivalents               3,490             (2,585)             6,356              4,044
Effect of foreign currency translation adjustments                   231                  1                137               (313)
Cash and cash equivalents, beginning of year                       3,469              6,570                697                255
                                                              ----------         ----------         ----------         ----------
Cash and cash equivalents, end of period                      $    7,190         $    3,986         $    7,190         $    3,986
                                                              ==========         ==========         ==========         ==========

CASH AND CASH EQUIVALENTS
Cash                                                          $      431         $      670         $      431         $      670
Term deposits                                                      5,572                 --              5,572                 --
Commercial papers                                                  1,187              3,316              1,187              3,316
                                                              ----------         ----------         ----------         ----------
                                                              $    7,190         $    3,986         $    7,190         $    3,986
                                                              ==========         ==========         ==========         ==========
Supplemental disclosure of cash flows information
Interest paid                                                 $       --         $       (3)        $       --         $       (5)
Interest received                                             $       31         $       61         $       69         $      167

The accompanying notes are an integral part of the consolidated financial statements.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(in thousand of U.S. dollars )

--------------------------------------------------------------------------------
1.    Basis of presentation
--------------------------------------------------------------------------------

      These interim financial statements as at January 31, 2003 are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for these periods have been included.

      The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual consolidated financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim results of operations are not necessarily indicative of the results for the full year.

--------------------------------------------------------------------------------
2.    Change in accounting policies
--------------------------------------------------------------------------------

      On May 1st, 2002, the Company adopted prospectively, the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, recommendations. This Section defines notably recognition, measurement and disclosure standards for stock-based compensation to employees. Under these new standards, all stock-based payments made to non-employees must be systematically accounted for in the enterprise's financial statements. These standards define a fair value-based method of accounting and encourage entities to adopt this method of accounting for its stock-based employee compensation plans. Under this method, compensation cost should be measured at the grant date based on the fair value to the award and should be recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied. The Company has adopted the latter alternative treatment. The supplementary information required by this new Section is presented in note 7.

      On May 1st, 2002, the Company also adopted prospectively, the Canadian Institute of Chartered Accountants Handbook Section 3062, Goodwill and other intangible assets, recommendations. This section prescribes that a recognized intangible asset with a limited useful life should be amortized over its useful life. More specifically, gross accounting value, accumulated depreciation and the amount of intangible assets subject to amortization, that were acquired since the beginning of the year must be disclosed in the Financial Statements notes. The supplementary information required by this section is presented in note 3.

--------------------------------------------------------------------------------
3.    Accounting policies
--------------------------------------------------------------------------------

      Principles of consolidation

      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, ISIS Infrared Screening Inspection Solutions Inc. and ART Aerospace Research U.S. Inc.

      Comparative Figures

      Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

      Patents

      Patents are recorded at cost and are amortized according to the straight-line method over a five-year period commencing in the year of commercialization of the related products. The information's relating to the patents are detailed as follows:

      Gross accounting value:                                      $      991
      Accumulated amortization:                                            --
                                                                   ----------
      Net accounting value:                                        $      991
                                                                   ==========

      Amount of patents that were acquired since the
      beginning of the year:                                       $       65
                                                                   ==========

The accompanying notes are an integral part of the consolidated financial statements.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(in thousand of U.S. dollars )

--------------------------------------------------------------------------------
3.    Accounting policies (continued)
--------------------------------------------------------------------------------

      Basic and diluted loss per common share and information pertaining to number of shares

      Per share amounts have been computed according to the weighted average number of common shares outstanding for all presented periods. Diluted loss per share is calculated by adjusting outstanding shares, assuming any dilutive effects of options and warrants. For all of the periods presented, the effect of stock options and share purchase warrants was not included as the effect would be anti-dilutive. Consequently, there is no difference between the basic and dilutive net loss per share.

      The stock options and the share purchase warrants allow to buy 4,096,537 and 3,141,130 common shares were outstanding during the quarters ending on January 31, 2003 and 2002 respectively. However the stock options and the share purchase warrants weren't included in the calculation of the diluted loss per share since the company is subject to a loss before discontinued operation and their inclusion will have a anti-dilutive effect.

--------------------------------------------------------------------------------
4.    Discontinued operation
--------------------------------------------------------------------------------

      Our biomedical orientation also led us to reconsider our involvement in the industrial sector. Because of the economic downturn affecting the electronics markets and the lack of sales and distribution infrastructure, the ISIS thermal imaging division has not been able to reach profitability. Consequently, with the Board's approval, the Company decided to sell the industrial division, given that the technology demonstrated its commercial value. Photon Dynamics Inc., a major player in the electronics industry, acquired ISIS for $5.5 million at the beginning of fiscal 2003.

      Results relating to the discontinued operation are detailed as follows:

      ======================================================================================================================
                                                          Three months ended                      Nine months ended

      ----------------------------------------------------------------------------------------------------------------------
                                                   January 31, 2003  January 31, 2002    January 31, 2003   January 31, 2002
                                                               (Unaudited)                          (Unaudited)
      Revenues                                        $        --       $         4        $        --          $      394
                                                      -----------       -----------        -----------          ----------
      Discontinued operation earnings or (loss)
      (including the disposal gain of $4,330),
      (net of tax)                                    $        --       $      (328)       $     2,517          $   (1,206)
                                                      -----------       -----------        -----------          ----------

      Gain on discontinued operation                  $        --       $        --        $     4,330          $       --
                                                      -----------       -----------        -----------          ----------

--------------------------------------------------------------------------------
5.    Segment information
--------------------------------------------------------------------------------

      Following the discontinued industrial operation during the first quarter of the year ended April 30, 2003, only the biomedical segment remain for the operating decision-making and performance assessment.

The accompanying notes are an integral part of the consolidated financial statements.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(in thousand of U.S. dollars )

--------------------------------------------------------------------------------
6.    Private placements and strategic agreements concluded during the third quarter
--------------------------------------------------------------------------------

      In the third quarter of fiscal year 2003, the Company completed a series of financing rounds, through private placements and concluded strategic agreements with one of the investors.

      According to the financing agreements signed on November 8, and 15, 2002, the Company issued 6,142,680 common shares for a gross proceed of $7.5 million. Commissions and other fees incurred, related to the financing rounds, amounted to $697,000 and were included in the deficit.

      On November 15, 2002, jointly with the closing of one of the financing round, the company concluded two strategic alliance agreements with the General Electric Company ("GE"). The first agreement, known as the "Master Research and Development Alliance Agreements", establishes the mutual responsibilities of the Company and GE in research and development activities for the commercialization of new technologies, mainly for the molecular imaging sector. The second agreement, the "Softscan Commercial Alliance Agreement", defines the mutual responsibilities concerning Softscan's, development, promotional and manufacturing program.

      The Company incurred cash expenses of $750,000 related to services rendered by Synerglobe Capital Ltd, for the negotiation and ratification of the strategic agreements. These fees were expensed and presented in the section entitled "other expenses" of the loss and deficit statement and in the section entitled "operating activities" of the consolidated cash flows.

      Also the Company granted share purchase warrants, entitling the holder to buy common shares of the company, to GE following the closing of the financing agreement, and of the two strategic alliance agreements.

      - Share purchase warrants # 1; 905,237 share purchase warrants entitling the holder to buy 905,237 common shares of the Company at an exercise price of Can$ 2.50. These share purchase warrants will be exercisable as of November 15, 2002 and expires on November 15, 2007.

      - Share purchase warrants # 2; 775,918 share purchase warrants entitling the holder to buy 775,918 common shares of the Company at an exercise price of Can$ 2.75. These warrants will be exercisable upon the achievement of an important milestone by GE, the signature of a firm purchase order for Softscan. These warrants expire on November 15, 2007.

      The Company evaluated the fair market value of share purchase warrants # 1 using the Black & Scholes model. The valuation assumptions are listed below:

                      -  Expected life: 5 years
                      -  Expected volatility: 70%
                      -  Risk-free interest rate: 4.3%
                      -  Dividend rate: 0%

      Using these assumptions, a total of $717,621 was applied against expenses and included in the section "other expenses" of the Loss and Deficit statement while the counterpart was recorded in the shareholder's equity.

      In the case of share purchase warrants # 2, the Company will record the underlying cost when specific exercise conditions will be achieved. The fair market value will be evaluated at that time.

The accompanying notes are an integral part of the consolidated financial statements.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(in thousand of U.S. dollars )

--------------------------------------------------------------------------------
7.    Stock-based compensation plans
--------------------------------------------------------------------------------

      As at January 31, 2003, the Company offered a compensation plan to employees, which is described in the consolidated financial statements for the year ended April 30, 2002. During the third quarter, the Company has granted 83,000 stock options for a total of 576,400 for the period nine months ended January 31, 2003. The average exercise prices are $1.59 and $1.34 respectively. The Company does not record any compensation expense. Had compensation cost been determined using the fair value-based method at the grant date of stock options awarded to employees, the net loss per share would have been reduced to the pro forma amounts indicated in the following table:

      --------------------------------------------------------------------------------------------------------------------
                                                                               Three months ended       Nine months ended
      (in thousand of U.S. dollars except per share amounts)                     January 31, 2003         January 31, 2003
      --------------------------------------------------------------------------------------------------------------------
      Net loss                                             As reported             $   (3,692)               $  (4,150)
      --------------------------------------------------------------------------------------------------------------------

                                                           Pro-forma               $   (3,736)               $  (4,238)
      --------------------------------------------------------------------------------------------------------------------

      Basic and diluted result per share                   As reported             $    (0.14)               $   (0.19)
      --------------------------------------------------------------------------------------------------------------------

                                                           Pro-forma               $    (0.14)               $   (0.19)
      --------------------------------------------------------------------------------------------------------------------

      To determine the compensation cost, the fair value of stock options is recognized on a straight-line basis over the vesting period of the stock options.

      The pro forma effect on net loss of the period is not representative of the pro forma effect on net loss of the future periods because it does not take into consideration the pro forma compensation cost related to stock options awarded prior to April 30, 2002.

      The fair value of the stock options granted was estimated on the grant date using the Black & Scholes option-pricing model with the following assumptions for the stock options granted since the beginning of the year:

      Expected dividend yield                                      None

      Expected volatility                                           70%

      Risk-free interest rate for the 1st quarter                 4.74%
      Risk-free interest rate for the 2nd and 3rd quarter         4.72%

      Expected life                                             7 years

      The fair value of stock options granted during the third quarter and the nine months period ended January 31, 2003 was $1.13 and $0.94.

      The Black & Scholes option-pricing model was developed for use in estimating the fair value of traded stock options, which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the use of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded stock options, and because changes in the subjective assumptions can have a material effect on the fair value estimate, in management's opinion, the existing option-pricing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The accompanying notes are an integral part of the consolidated financial statements.